UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

PORTSMOUTH, SQUARE, INC.

Name of Issuer

Common Stock, No Par Value Per Share

Title of Class of Securities

737212-10-0

CUSIP Number

Danfeng Xu

Treasurer

The InterGroup Corporation

12121 Wilshire Blvd., Suite 610

Los Angeles, California 90025

(310) 889-2511

Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications

February 13, 2020

Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for and subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 737212-10-0

1.	Name of Reporting Person Santa Fe Financial Corporation	Tax Identification Number 95-2452529
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 505,437
	8.	Shared Voting Power
	9.	Sole Dispositive Power 505,437
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 505,437 Shares of Common Stock
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row 11 68.8%
14.	Type of Reporting Person CO

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CUSIP No. 737212-10-0

1.	Name of Reporting Person The InterGroup Corporation	Tax Identification Number 13-3293645
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 99,229
	8.	Shared Voting Power
	9.	Sole Dispositive Power 99,229
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,229 Shares of Common Stock
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row 11 13.5%
14.	Type of Reporting Person CO

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AMENDMENT NO. 10

TO SCHEDULE 13D

OF SANTA FE FINANCIAL CORPORATION

AND THE INTERGROUP CORPORATION

REGARDING OWNERSHIP OF SECURITIES OF

PORTSMOUTH SQUARE, INC.

This Amendment No. 10 to Schedule 13D is being filed by Santa Fe Financial Corporation, a Nevada corporation (“Santa Fe”), and Santa Fe’s parent company, The InterGroup Corporation, a Delaware corporation (“InterGroup”) to update information previously furnished.

The following items of this Schedule 13D are amended:

Item 1. Security of Issuer.

This Amendment reflects additional purchases of the Common Stock, no par value (the “Common Stock”) of Portsmouth Square, Inc., a California corporation (“Portsmouth” or the “Issuer”) by InterGroup. The address of the principal executive offices of the Issuer is 12121 Wilshire Blvd., Suite 610, Los Angeles, CA 90025.

Item 3. Source and Amount of Funds or Other Consideration.

InterGroup used working capital to purchase the additional shares of Common Stock in Portsmouth.

Item 4. Purposes of Transactions.

On February 13, 2020, InterGroup purchased additional shares of the Common Stock of Portsmouth in an open market purchase. InterGroup has purchased their shares of the Common Stock for investment purposes. Santa Fe and InterGroup may make additional purchases of Common Stock in the open market transactions, primarily in block purchases, or in private transactions, to increase their equity interest in Portsmouth.

Portsmouth is a 68.8%-owned subsidiary of Santa Fe, which has had ownership, voting and management control of Portsmouth since 1987. Santa Fe is a subsidiary of InterGroup, which controls approximately 87.3% of the voting shares of Santa Fe. InterGroup presently owns 13.5% of the Common Stock of Portsmouth. Two of Santa Fe’s three directors also serve as directors of InterGroup. Two of Portsmouth’s five directors serve as directors of Santa Fe and four of Portsmouth’s directors are also directors of InterGroup. John V. Winfield serves as Chairman of the Board and President of InterGroup, Santa Fe and Portsmouth.

Except as discussed above, Santa Fe and InterGroup do not have any other plans or proposals at this time which relate to or would result in the events set forth in this Item 4.

Item 5. Interest in the Securities of the Issuer.

(a) As of February 13, 2020, Santa Fe beneficially owns 505,437 shares of the Common Stock of Portsmouth. Those shares represent approximately 68.8% of the outstanding Common Stock of Portsmouth. As of February 13, 2020, InterGroup owns 99,229 shares of the Common Stock of Portsmouth, representing approximately 13.5% of the outstanding Common Stock. To the extent that InterGroup may be deemed to beneficially own, for purposes of Section 13(d), the Common Stock of Portsmouth owned by Santa Fe, InterGroup would beneficially own approximately 82.3% of the Common Stock of Portsmouth.

The above percentages were determined based on Portsmouth’s representation that it had 734,183 shares of Common Stock outstanding as of February 13, 2020.

(b) Santa Fe and InterGroup have the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of, the shares of Common Stock beneficially owned by each of them, respectively. Since two of Santa Fe’s three directors are also directors of InterGroup, it is expected that all shares of Common Stock held by Santa Fe and InterGroup would be voted in the same way; however, there is no requirement or agreement that those shares be voted in that manner.

(c) Information with respect to transactions in the Common Stock that were affected during the past sixty (60) days is set forth below:

Date	Number of Shares	Price per Share	Nature
02/13/2020	667	$92.00	Open Market Purchase

(d) No person other than Santa Fe and InterGroup, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by each of them, respectively.

(e) Inapplicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 19, 2020	SANTA FE FINANCIAL CORPORATION

		By:	/s/ Danfeng Xu
Danfeng Xu
Treasurer

Dated:	February 19, 2020	THE INTERGROUP CORPORATION

		By:	/s/ Danfeng Xu
Danfeng Xu
Treasurer

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APPENDIX A

THE INTERGROUP CORPORATION

Executive Officers and Directors*

John V. Winfield -	Chairman of the Board, President and Chief Executive Officer, The InterGroup Corporation, Santa Fe Financial Corporation and Portsmouth Square, Inc.
Citizenship: United States

William J. Nance -	Director. Principal Occupation: Certified Public Accountant (“CPA”) and Consultant
Citizenship: United States

Yvonne L. Murphy -	Director. Principal Occupation: Lobbyist and management consultant
Citizenship: United States

John C. Love -	Director. Retired CPA, Independent consultant to the hospitality and tourism industries
Citizenship: United States

Jerold R. Babin -	Director. Principal Occupation: Retired retail securities broker
Citizenship: United States

David C. Gonzalez -	Vice President Real Estate, The InterGroup Corporation
Citizenship: United States

Danfeng Xu -	Secretary, Treasurer and Controller, The InterGroup Corporation, Santa Fe Financial Corporation and Portsmouth Square, Inc.
Citizenship: People’s Republic of China

* Business Address: The business address for all executive officers and directors is c/o The InterGroup Corporation, 12121 Wilshire Blvd., Suite 610, Los Angeles, CA 90025.

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